May 19, 2009

Mr. Gary R. Todd
Reviewing Accountant
Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Re:	The Black & Decker Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed on February 17, 2009 File No. 333-03593

Dear Mr. Todd:

This letter is in response to your letter dated April 10, 2009, to Mr. Stephen F. Reeves, containing the following comments on the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, by The Black & Decker Corporation under the Securities Exchange Act of 1934.

Form 10-K for Fiscal Year Ended December 31, 2008

1.	Staff’s Comment

Tell us why the cover page of your periodic and current reports under Exchange Act Section 13 refers to Commission file number 1-1553, rather than the file number you use when electronically submitting your filings, 333-03593.

Black & Decker’s Response:

Prior to August 1996, the Commission file number for all of the Corporation’s reports filed under Section 13 of the Exchange Act was 001-01553.  The file number assigned by EDGAR to all of the Corporation’s Exchange Act reports since February 27, 1997, has been 333-03593, which is the registration statement number of a Form S-8 filed on May 13, 1996, to register common stock issued under a stock option plan.  The Corporation filed the following reports on the dates indicated, and EDGAR assigned those reports the following file numbers:

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Form	Date Filed	File Number
Form 10-K	February 29, 1996	001-01553
Proxy Statement	March 1, 1996	001-01553
Form S-8	May 13, 1996	333-03595
Form S-8	May 13, 1996	333-03593
Form 10-Q	May 13, 1996	001-01553
Form 15	June 6, 1996	000-20825
Form 10-Q	August 12, 1996	000-20825
Form 10-Q	November 13, 1996	001-01553
Form 10-K	February 27, 1997	333-03593

The Corporation filed the Form 15 under Section 12(g) of the Exchange Act to terminate the registration of certain preferred stock purchase rights.  From conversations with EDGAR filer support, it appears that this Form 15 affected the file numbers assigned by EDGAR to the Corporation’s subsequent Exchange Act reports. It is the Corporation’s preference to continue using Commission file number 001-01553 for its Exchange Act reports rather than a registration statement number assigned to a Form S-8.  Based on recent conversations with EDGAR filer support, it is the understanding of the Corporation that the Commission file number for its Exchange Act reports will revert back to 001-01553 at the time of its next filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 29

Goodwill and Other Intangible Assets

2.	Staff’s Comment:

We see that goodwill approximates 24% of your assets.  Given the significance of goodwill to your assets, in future filings please expand the critical accounting policy disclosure to more specifically address how you evaluate goodwill for potential impairment.  In that regard, please expand future disclosures to address the following:

•
We see that you determine the fair value of reporting units using a discounted cash flow analysis. Discounted cash flow analyses are inherently uncertain because they are dependent on subjective judgments, such as estimates of future cash flows, assessments of probabilities of future operating results, and selection of appropriate discount rates.  Accordingly, please describe nature and extent of subjective judgments associated with preparation of the discounted cash flow analysis you use for impairment testing purposes.

•
Provide a description of the discounted cash flow model you utilize.  Also, present a quantitative and qualitative description of the material assumptions used and a sensitivity analysis to address reasonably potential variability.

•
Please describe how the current economic environment has affected your ability to project future cash flows for the reporting units, including how your cash flow projections actually consider the current economic environment and visibility.

•	Disclose whether assumptions and methodologies for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

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•
If multiple models/approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

Black & Decker’s Response:

Please be advised that the Corporation intends to include the disclosure set forth in Attachment I hereto as part of its Management’s Discussion and Analysis with respect to Critical Accounting Policies in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2009. The Corporation intends to make similar disclosure in its future Annual Reports on Form 10-K, updated, as appropriate, for changes in facts and circumstances.

3.	Staff’s Comment:

You disclose that you expect a double digit decline in sales in 2009, that you expect retailers may reduce inventory levels in 2009 and that you are undergoing significant restructuring activities and layoffs.  In future filings please address your consideration of the negative effects of the current economic environment on your business in evaluating whether you should perform interim goodwill impairment testing.

Black & Decker’s Response:

Please be advised that the Corporation intends to include the disclosure set forth in Attachment I hereto as part of its Management’s Discussion and Analysis with respect to Critical Accounting Policies in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2009. The Corporation intends to make similar disclosure in its future Annual Reports on Form 10-K, updated, as appropriate, for changes in facts and circumstances.

Note 1:  Summary of Significant Accounting Policies, page 41

Goodwill and Other Intangible Assets

4.	Staff’s Comment:

In future filings please describe the reporting unit concept, identify your reporting units and disclose how the reporting units were identified under the guidance from SFAS 142.  Please also disclose how you allocate goodwill to the reporting units and whether there have been any changes in the number of reporting units or the manner in which goodwill was allocated.

Black & Decker’s Response:

Please be advised that the Corporation intends to include the disclosure set forth in Attachment I hereto as part of its Management’s Discussion and Analysis with respect to Critical Accounting Policies in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2009. The Corporation intends to make similar disclosure in its future Annual Reports on Form 10-K, updated, as appropriate, for changes in facts and circumstances.

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The Corporation also intends to include the following discussion with respect to goodwill in Note 1, Summary of Significant Accounting Policies, in its next Annual Report on Form 10-K, updated, as appropriate, for changes in facts and circumstances:

Goodwill and Other Intangible Assets: Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Corporation accounts for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to an impairment test on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Other intangible assets are amortized over their estimated useful lives.

The Corporation assesses the fair value of its reporting units for its goodwill impairment tests based upon a discounted cash flow methodology. The identification of reporting units begins at the operating segment level—in the Corporation’s case, the Power Tools and Accessories segment, the Hardware and Home Improvement segment, and the Fastening and Assembly Systems segment—and considers whether operating components one level below the segment level should be identified as reporting units for purposes of goodwill impairment tests if certain conditions exists. These conditions include, among other factors, (i) the extent to which an operating component represents a business (that is, the operating component contains all of the inputs and processes necessary for it to continue to conduct normal operations if transferred from the segment) and (ii) the disaggregation of economically dissimilar operating components within a segment. The Corporation has determined that its reporting units, for purposes of its goodwill impairment tests, represent its operating segments, except with respect to its Hardware and Home Improvement segment for which its reporting units are the plumbing products and security hardware businesses. Goodwill is allocated to each reporting unit at the time of a business acquisition and is adjusted upon finalization of the purchase price of an acquisition.

The discounted cash flow methodology utilized by the Corporation to assess the fair value of its reporting units for its goodwill impairment tests is based upon estimated future cash flows—which are based upon historical results and current projections—and are discounted at a rate corresponding to a market rate. If the carrying amount of the reporting unit exceeds the estimated fair value determined through that discounted cash flow methodology, goodwill impairment may be present. The Corporation would measure the goodwill impairment loss based upon the fair value of the reporting unit, including any unrecognized intangible assets, and estimate the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill.

The Corporation performed its annual impairment test in the fourth quarters of 2008, 2007, and 2006. No impairment was present upon performing these impairment tests. The Corporation cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill. Such events may

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include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Corporation’s customer base, or a material negative change in its relationships with significant customers.

* * * * * * *

Black & Decker acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the information set forth above, please call me at (410) 716-3567.

Sincerely,

/s/ CHRISTINA M. MCMULLEN
Christina M. McMullen
Vice President and Controller

Attachment

cc:	The Black & Decker Corporation: Stephen F. Reeves Senior Vice President and Chief Financial Officer

Charles E. Fenton Senior Vice President and General Counsel

Miles & Stockbridge P.C.: Christopher R. Johnson

Ernst & Young LLC: John W. Rodgers

Attachment I
Disclosure with Respect to Goodwill Impairment to be included in Management’s
Discussion and Analysis related to Critical Accounting Policies
The Black & Decker Corporation

At December 31, 2008, goodwill in the amount of $1,223.2 million was recognized in the Corporation’s consolidated balance sheet, of which $432.9 million related to its Power Tools and Accessories segment, $463.4 million related to its Hardware and Home Improvement segment, and $326.9 million related to its Fastening and Assembly Systems segment. The Corporation accounts for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to an impairment test on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation has elected to conduct its annual test for goodwill impairment in the fourth quarter of each year.

The Corporation assesses the fair value of its reporting units for its goodwill impairment tests based upon a discounted cash flow methodology.  The identification of reporting units begins at the operating segment level—in the Corporation’s case, the Power Tools and Accessories segment, the Hardware and Home Improvement segment, and the Fastening and Assembly Systems segment—and considers whether operating components one level below the segment level should be identified as reporting units for purposes of goodwill impairment tests if certain conditions exists. These conditions include, among other factors, (i) the extent to which an operating component represents a business (that is, the operating component contains all of the inputs and processes necessary for it to continue to conduct normal operations if transferred from the segment) and (ii) the disaggregation of economically dissimilar operating components within a segment. The Corporation has determined that its reporting units, for purposes of its goodwill impairment tests, represent its operating segments, except with respect to its Hardware and Home Improvement segment for which its reporting units are the plumbing products and security hardware businesses. Goodwill is allocated to each reporting unit at the time of a business acquisition and is adjusted upon finalization of the purchase price of an acquisition.  The Corporation has not made any material change in the accounting methodology used to evaluate goodwill impairment during the last year.

The discounted cash flow methodology utilized by the Corporation in estimating the fair value of its reporting units for purposes of its goodwill impairment testing requires various judgmental assumptions about sales, operating margins, growth rates, discount rates, and working capital requirements. In determining those judgmental assumptions, the Corporation considers a variety of data, including—for each reporting unit—its annual budget for the upcoming year (which forms the basis of certain annual incentive targets for reporting unit management), its longer-term business plan, economic projections, anticipated future cash flows, and market data. Assumptions are also made for varying perpetual growth rates for periods beyond the longer-term business plan period. When estimating the fair value of its reporting units in the fourth quarter of 2008, the Corporation assumed operating margins in years 2010 and beyond in excess of the margins realized in 2008 and budgeted for 2009 based upon its belief that recovery from the current global economic crisis will permit a return to more normalized sales levels and operating margins for its reporting units. The key assumptions used to estimate the fair value of the Corporation’s reporting units at the time of its fourth quarter 2008 goodwill impairment test included: (i) an average sales growth assumption of approximately 3% per annum; (ii) annual operating margins ranging from approximately 6% to 15%; and (iii) a discount rate of 9.5%, which was determined based upon a then-market-based weighted average cost of capital.

The Corporation’s goodwill impairment analysis is subject to uncertainties due to uncontrollable events, including the strategic decisions made in response to economic or competitive conditions, the general economic environment, or material changes in its relationships with significant customers that could positively or negatively impact anticipated future operating conditions and cash flows. In addition, the Corporation’s goodwill impairment analysis is subject to uncertainties due to the current global economic crisis, including the severity of that crisis and the time period before which the global economy recovers.

If the carrying amounts of the Corporation’s reporting units (including recorded goodwill) exceed their respective fair values, determined through the discounted cash flow methodology described above, goodwill impairment may be present. In such an instance, the Corporation would measure the goodwill impairment loss, if any, based upon the fair value of the underlying assets and liabilities of the impacted reporting unit, included any unrecognized intangible assets, and estimate the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill.

The Corporation could be required to evaluate the recoverability of goodwill prior to the next annual assessment if it experiences unexpected significant declines in operating results (including those associated with a more severe or prolonged global economic crisis or other business disruptions than currently assumed), a material negative change in its relationships with significant customers, or divestitures of significant components of the Corporation’s businesses. However, based upon the Corporation’s goodwill impairment analysis conducted in the fourth quarter of 2008, a hypothetical reduction in the fair value of its reporting units by a specified percentage, ranging from approximately 13% for one reporting unit to between approximately 30% to 70% for the Corporation’s other reporting units, would not have resulted in a situation in which the carrying value of the respective reporting unit exceeded that reduced fair value.